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                              September 20, 2023

       Gregory Bennett
       Chief Executive Officer
       Smith Douglas Homes Corp.
       110 Village Trail, Suite 215
       Woodstock, GA 30188

                                                        Re: Smith Douglas Homes
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 6,
2023
                                                            File No. 333-274379

       Dear Gregory Bennett:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 6, 2023

       Unaudited pro forma condensed consolidated financial information, page
74

   1. We refer you to your note (bb) on page 83. Please clarify for us why you intend to record a pro forma adjustment
for the reversal of non-recurring transaction costs directly related to the Devon Street
Homes Acquisition incurred by Devon Street Homes and Smith
                                                        Douglas Holdings LLC
and included in their historical statements of income for the six months ended June 30,
2023. Within your response, please reference Article 11 of
                                                        Regulation S-X.
   2.                                                   We note your adjustment
(dd) on page 83. Please clarify for us how you determined it is appropriate to reflect
a pro forma adjustment for an increase in other expense associated with accreting the fair
value of contingent consideration to the projected cash outflow as if the acquisition of
Devon Street Homes occurred on January 1, 2022. Within your
 Gregory Bennett
FirstName LastNameGregory
Smith Douglas Homes Corp. Bennett
Comapany 20,
September NameSmith
              2023    Douglas Homes Corp.
September
Page 2    20, 2023 Page 2
FirstName LastName
         response, please reference the authoritative accounting literature management relied upon with respect to its determination that it should accrete the fair value of contingent consideration. In addition, please tell us how this accounting is consistent with
         ASC 805-30-35-1.
Management's discussion and analysis of financial condition and results of operations
Non-GAAP financial measures
Adjusted net income, page 91

3. We note your statement that you believe adjusted net income is useful, in part, because it allows management to compare your results of operations from period to period without regard to certain expenses that will be pushed down by Smith Douglas Holdings
         LLC, or other items that impact comparability of financial results from period to period.
         Given that you currently only adjust for tax expense, we are unclear how this description is an accurate representation of the usefulness of the measure. Please advise or revise.
         Reference is made to Item 10(e) of Regulation S-K.
4. Please clarify for us and in your filing why you have assumed 100% public ownership for your calculation of the tax expense adjustment within your reconciliation from net income to adjusted net income.
Exhibits

5. We note your auditor's consent at exhibit 23.1. Please have your auditor revise its consent to clearly reference the specific entity's report to which it is providing consent.
6. We note you have included an independent accountant's review report at page F-53 of your filing. Please revise to include a letter from your independent accountant that acknowledges awareness of the use of this report in this registration statement. Reference is made to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gregory Bennett
Smith Douglas Homes Corp.
September 20, 2023
Page 3




        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                        Sincerely,
FirstName LastNameGregory Bennett
                                                        Division of Corporation
Finance
Comapany NameSmith Douglas Homes Corp.
                                                        Office of Real Estate &
Construction
September 20, 2023 Page 3
cc:       Benjamin J. Cohen, Esq.
FirstName LastName